FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd. (formerly CanAlaska Ventures Ltd.)

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

October 30, 2006

Item 3: News Release:

A news release dated and issued on October 30, 2006 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

CanAlaska Uranium Ltd. is please to announce that the Company has closed its non-brokered private placement and has issued a total of 7,470,331 flow-through units at $0.45 per unit.

Item 5: Full Description of Material Change:

October 30, 2006, Vancouver, BC – CanAlaska Uranium Ltd. (TSXV: CVV) is pleased to announce that further to its news release of October 4, 2006, the Company has closed its non-brokered private placement and has issued a total of 7,470,331 flow through units at $0.45 per unit for total proceeds of approximately $3,361,648.90. Of the total number of flow-through units issued by the Company, the MineralFields Group subscribed for 2,222,221 flow-through units, for proceeds of $1,000,000.

Each flow-through unit consists of one flow-through share and one-half of one non-flow-through share purchase warrant.  Each whole warrant entitles the holder to acquire one additional common share for a period of 12 months from the date of issue at an exercise price of $0.56 per warrant share.

In connection with this closing, the Company has paid an aggregate of $82,010, and issued an aggregate of 222,222 shares and 155,555 share purchase warrants as a finder’s fee. Each warrant entitles the holder to acquire one share for a period of 12 months from the date of issue at an exercise price of $0.56.

All securities issued pursuant to this private placement are subject to a Canadian hold period expiring February 27, 2007.

About CanAlaska Uranium Ltd. – www.canalaska.com

CanAlaska Uranium Ltd. (CVV – TSX.V, CVVUF – OTCBB, DH7 – Frankfurt) holds eighteen, 100%-owned, uranium projects in Canada's Athabasca Basin. Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, now comprising over 2,313,000 acres (9,360 square km). In 2005, CanAlaska expended over Cdn$5 million exploring its properties in the Athabasca Basin and delineated multiple uranium targets. Initial drilling from the West McArthur project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favorable environment for uranium deposition. An aggressive minimum $6.5 million exploration program is underway for 2006.

About Mineral Fields:

The MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world. Information about MineralFields Group is available at www.mineralfields.com.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 30th day of October 2006.